SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 21)

The Chalone Wine Group, Ltd.

(Name of Issuer)

Common Stock (no par value)

(Title of Class of Securities)

157639105

(CUSIP Number)

Francis S. Currie Davis Polk & Wardwell 1600 El Camino Real Menlo Park, CA 94025 1-650-752-2002

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2004

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box. ☐

Page 1 of 7 Pages

CUSIP No. 157639105	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Domaines Barons de Rothschild (Lafite) SCA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,556,103
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,556,103
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,556,103
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.0%
14	TYPE OF REPORTING PERSON* PN

     Domaines Barons de Rothschild (Lafite) SCA (the “Reporting Person”) hereby amends and supplements its Report on Schedule 13D, originally filed on April 19, 1989 (as heretofore amended and supplemented by Amendment Nos. 1 through 20, the “Schedule 13D”) with respect to the purchase of shares of common stock, no par value, (the “Shares”) of The Chalone Wine Group, Ltd. (the “Company”).

   Item 1. Security and Company.

     This statement relates to the Shares of the Company. The address of the Company’s principal executive office is 621 Airpark Road, Napa, California 94585-6272.

   Item 2. Identity and Background.

     This Amendment No. 21 to the Schedule 13D is being filed on behalf of the Reporting Person. The information required with respect to the Reporting Person was filed on Amendment No. 20 to the Schedule 13D.

     Information with respect to the beneficial ownership of Shares by CBI and HVI, each as defined below in Item 4, and related information should be contained in Schedules 13D, filed by each of them. Item 2 of those Schedules 13D is referred to insofar as it may contain information as to the identity and background of CBI and HVI and persons related to them.

     The Reporting Person has no responsibility for the accuracy or completeness of any information given with respect to any other person or entity, including, without limitation, CBI and HVI. Any disclosures made herein with respect to any person or entity other than the Reporting Person are made on information and belief.

   Item 3. Source and Amount of Funds or Other Consideration.

     See information provided in Item 4 below.

   Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is amended by restating the contents thereof in their entirety as follows:

     The Reporting Person has made a proposal to the board of directors of the Company on May 17, 2004, as described in the Offer Letter attached hereto as Exhibit 1 (the “Offer Letter”), with respect to a business combination transaction between the Reporting Person, Huneeus Vintners LLC (“HVI”) and Constellation Brands, Inc. (“CBI”) (collectively, the “Parties”). Pursuant to the proposal, a newly formed Delaware corporation (“Holdco”) would be incorporated by the Reporting Person, to which the Reporting Person will transfer all of its Shares (including any Shares the Reporting Person may receive upon conversion of the 9% convertible subordinated promissory note due August 21, 2004 issued from the Company to the Reporting Person) (the “DBR Shares”). The proposal contemplates that Holdco enter into a merger agreement (the “Merger Agreement”) with and merge with and into the Company, pursuant to which each outstanding Share, other than the DBR Shares (which would be cancelled), would be converted into $9.25 in cash (such merger and acquisition of Shares, the “Merger”). The material terms of the Merger Agreement will require the approval of each of the Parties.

     Immediately upon the consummation of the Merger, the Reporting Person has proposed to cause the Company to contribute substantially all of its assets and liabilities to a joint venture created by the Parties (the “JV”). It is proposed that the Reporting Person will enter into a business arrangement with the JV to develop the first estate in Napa Valley to produce wine under its guidance. In addition, the JV intends to offer a wine benefits program as described in Annex G to Exhibit 2 to this Schedule 13D.

     The proposal is subject to the conduct and completion of a due diligence investigation customary for a transaction of this type, the execution and delivery of definitive agreements with respect to the JV and the execution of a definitive merger agreement satisfactory to a special committee of independent directors of the board of directors of the Company and each of Parties.

     In addition, the Parties have entered into an agreement dated May 16, 2004 (the “Commitment Letter”), which is attached as Exhibit 2 to this Schedule 13D. The Commitment Letter provides that (i) the Reporting Person will incorporate Holdco and contribute to it $10 million in cash and the Shares, (ii) the JV will loan to Holdco an amount equal to the difference between the aggregate cash amount to be paid in exchange for the outstanding publicly held Shares of the Company (other than the DBR Shares) in the Merger, the source of funds for such loan to be $54 million in cash contributed by CBI and (iii) the Reporting Person will make a proposal to the board of directors of the Company pursuant to the Offer Letter (such transactions, together with the Merger, the “Transactions”). The obligations of Holdco under the Merger Agreement will be jointly and severally guaranteed by the Parties.

     Pursuant to the Commitment Letter, CBI will establish the JV as a Delaware limited liability company and CBI and HVI will enter into governance and other agreements relating to the JV on the terms set forth in Annex A thereto, (ii) CBI and HVI will contribute cash, assets and liabilities to the JV (including debt amounting to no more than $18.5 million to be contributed by HVI) and the Reporting Person will, immediately upon consummation of the Merger, cause the Company to contribute substantially all of its assets and liabilities to the JV, all as set forth in Annex B thereto, in exchange for ownership interests in the JV, (iii) the Parties will appoint Agustin Francisco Huneeus as chief executive officer of the JV and establish a management incentive plan on the terms set forth in Annex C thereto, (iv) the Parties will cause the JV to enter into certain other business arrangements with CBI on the terms set forth in Annex D thereto, and (v) the Reporting Person will enter into an arrangement with the JV to develop the first estate in Napa Valley to produce wine under its guidance on the terms set forth in Annex E thereto. The Parties have valued the assets to be contributed by each of them, including cash contributions, at $[81.2] million for CBI, $[68] million for HVI and $[61.372] million for the Reporting Person, resulting in equity percentages (the “Equity Percentages”) of [38.6]% for CBI, [32.3]% for HVI and [29.1]% for the Reporting Person.

     The obligations of the Parties pursuant to the Commitment Letter are subject to: (i) the execution and delivery of definitive agreements satisfactory to each of the Parties and the execution of a definitive merger agreement satisfactory to a special committee of the board of directors of the Company, (ii) successful consummation of the Merger, (iii) due diligence on the Company and the assets and liabilities to be contributed by CBI and HVI and (iv) the obtaining of all requisite consents and antitrust law approvals.

     The Parties have committed that none of them will take any action or enter into any agreement inconsistent with the terms of the Commitment Letter during a period of four months from the date thereof (the “Commitment Period”). During the Commitment Period, each of the Parties will act exclusively with the others with respect to the Merger and the Transactions and will use reasonable efforts to cause the Merger and the Transactions to be consummated as contemplated.

     The Reporting Person has further agreed that, during the Commitment Period, it will not (i) at any shareholders meeting of the Company, vote for any transactions proposed by a third party that would result in such third party owning more than 50% of the Shares of the Company or its successor or a transaction involving a sale of substantially all the assets of the Company (a “Competing Transaction”), (ii) solicit any third party to propose a Competing Transaction or discuss any such proposal with any third party or (iii) sell the DBR Shares to any third party other than an affiliate of the Reporting Person. If the Reporting Person breaches any of these commitments, it will immediately reimburse HVI its documented reasonable expenses incurred in connection with the Transactions. The Reporting Person has agreed to enter into a voting agreement upon the execution of the Merger Agreement whereby it will agree for a period commencing upon the date of the Merger Agreement and ending on the termination of the Merger Agreement according to its terms (i) not to sell or otherwise transfer the DBR Shares; (ii) not to solicit proposals for Competing Transactions or enter into discussions with any third party with respect to a Competing Transaction and (iii) to vote the DBR Shares at a shareholders meeting of the Company in favor of the transactions proposed by the Merger Agreement and against any Competing Transaction.

     In the event that at any time within a period of six months following the date of the Merger Agreement the Company enters into a definitive agreement for a Competing Transaction at a price per share higher than $7.80 (the “Reference Share Price”) the Reporting Person will (whether or not the Competing Transaction is consummated within such six month period) within seven days of receipt of any amounts paid to it pursuant to the Competing Transaction, pay each of CBI and HVI an amount equal to one-third of the difference between the aggregate consideration received by the Reporting Person pursuant to such Competing Transaction and an amount equal to the Reference Share Price multiplied by the number of DBR Shares. In addition, the Reporting Person agrees that in any circumstance in which the Company is obligated to pay a break-up fee upon termination of and pursuant to the terms of the Merger Agreement as a result of the Company entering into a Competing Transaction, such fee will be paid to and shared equally by CBI and HVI. The Parties have agreed that the commitments and understandings of the Reporting Person under the arrangements described in this paragraph will not restrict any actions taken by any director of the Company who is an employee of or affiliated with the Reporting Person in furtherance of his fiduciary obligations.

     Any proposed change to the material terms of the proposals or transactions set forth in the Commitment Letter and the definitive agreements contemplated thereunder (including the terms set forth in the Annexes thereto) will be subject to the unanimous approval of the Parties.

     The Parties have also agreed that each Party will severally, but not jointly, indemnify and hold harmless each other Party against (x) JV Losses (as defined below) incurred by a Party (whether or not such JV Losses are occasioned by the acts or failures to act of the such Party), in an amount that is proportionate to the indemnifying Party’s prospective Equity Percentage in the JV, and (y) Other Losses (as defined below) arising out of the conduct, omission or statement of the indemnifying Party, where the term “JV Losses” means any Losses (as defined in the Commitment Letter), but only insofar as such Losses arise out of or are based upon the Commitment Letter or the making of a proposal with respect to the Merger by the Parties to the board of directors of the Company, or the consummation of the transactions (including the Merger) contemplated by the Commitment Letter; provided, however, that JV Losses shall not include Losses arising out of or based upon conduct, omissions or statements described in any of the clauses (A) through (E) of the definition of “Other Losses”, where the term “Other Losses” means any Losses incurred by a Party which at any time arise out of or are based upon: (A) actions or discussions by another Party inconsistent with the course of conduct or direction approved or consented to by the Parties; (B) the failure of another Party to file, or timely file, any forms, reports, statements or other documents required to be filed with the Securities and Exchange Commission (as applicable, an “SEC Report”); (C) any untrue statement or alleged untrue statement or omission or alleged omission contained in an SEC Report of another Party, which statement or omission originated from such Party; (D) any act or omission by such Party which would constitute fraud, gross negligence or willful misconduct by another Party; or (E) the violation of any obligation of such Party under any agreement relating to the transactions described in the Commitment Letter.

     The Parties also agreed to the apportionment of legal and other costs of the contemplated transactions.

     The Parties’ commitments in the Commitment Letter, other than those related to indemnifications and expenses, will expire on September 15, 2004 if no Merger Agreement has been entered into prior to that date.

   Item 5. Interest in Securities of the Issuer.

     (a) The Reporting Person currently owns 5,556,103 shares or 46% of the Shares of the Company.

     The Reporting Person believes that it, HVI and CBI may be deemed to have formed a “group” within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as a result of entering into the Commitment Letter. The Reporting Person is filing this statement individually pursuant to Rule 13d-1(k)(2) under the Exchange Act and does not know or have reason to know any information concerning CBI or HVI other than the information set forth in the Commitment Letter.

     (b) Pursuant to the Commitment Letter, the Reporting Person may be deemed to share the power to vote, dispose of or direct the disposition of all 5,556,103 Shares of the Company owned by it with HVI and CBI.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Effective as of May 17, 2004, the Reporting Person entered into a Termination Agreement (the “Termination Agreement”) with SFI Intermediate Ltd., a Texas Limited Partnership (“SFI”) pursuant to which the Reporting Person and SFI terminated the Voting Agreement, dated August 31, 2001 (the “Voting Agreement”), that was previously in effect with respect to their respective holdings of Shares. The Reporting Person is no longer part of a "group" that includes SFI or its affiliates GHA 1 Holdings, Inc. and Phyllis S. Hojel (collectively with SFI, the “Hojel Group”) within the meaning of Rule 13d-5(b)(1) under the Exchange Act.

     The Reporting Person and the Hojel Group have also terminated their informal understanding with respect to the coordination of their open market purchases of the Shares of the Company (described in Amendments Nos. 15 and 20 to the Schedule 13D). The Reporting Person no longer has any understanding or agreement with the Hojel Group as to the voting or disposition of the Shares held by either of them.

     Except as described in Item 4 above, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the Reporting Person and any other person with respect to the Shares or any securities of the Company.

   Item 7. Material to be Filed as Exhibits.

     Item 7 of the Schedule 13D is amended by restating the contents thereof in their entirety as follows:

     Exhibit 1: Offer Letter presented to the Board of the Company on May 17, 2004.

     Exhibit 2: Commitment Letter dated May 16, 2004 entered into by the Reporting Person, HVI and CBI.

     Exhibit 3: Termination of Voting Agreement dated as of May 17, 2004 between SFI and the Reporting Person.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 17, 2004

Date

/s/ Eric de Rothschild

Signature

Eric de Rothschild / Managing Director

(Name/Title)